[Leiner Health Products Inc. Letterhead]

March 29, 2006


VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE


Mr. Joseph Roesler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549


                           LEINER HEALTH PRODUCTS INC.
                   FORM 10-K FOR THE YEAR ENDED MARCH 26, 2005
                             FILE NUMBER: 333-118532

Dear Mr. Roesler:

         This letter sets forth the responses of Leiner Health Products Inc. (the "Company") to the oral comments you furnished to Mr. Robert Reynolds on March 10, 2006 and March 24, 2006, relating to the Annual Report on Form 10-K for the fiscal year ended March 26, 2005 (the "Form 10-K") of the Company filed with the Securities and Exchange Commission (the "Commission" or the "SEC") on June 24, 2005.


         The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's comments regarding its Form 10-K. Enclosed as well are two hard copies of the Company's response letter.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, Page 34

Comment No. 1
-------------

In light of FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, provide additional disclosure regarding the statements set forth in the second paragraph on page 5 of your response to the SEC dated February 24, 2006.

The following paragraph was included in your original response to the SEC dated February 24, 2006 and has been reproduced below for your reference.

"As with any set of assumptions and estimates, there is a range of reasonably likely amounts that may be calculated for each accrual above. However, the Company believes that there would be no significant difference in the amounts reported using any other reasonable assumptions than what was used to arrive at each accrual. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits and other allowances may differ from established reserves."

Response to Comment No. 1
-------------------------

The Company acknowledges the Staff's comment and would revise the above referenced paragraph as follows:

"As with any set of assumptions and estimates, there is a range of reasonably likely amounts that may be calculated for each accrual above. However, in the case of the Company, estimates associated with product returns are most at-risk for adjustment. The sensitivity of the Company's estimates varies by type of product. Historically, the Company's product returns of branded products have generally been substantially higher than the Company's private label products. Currently, the Company cannot predict whether or not this trend will continue in the future. For fiscal 2004 and 2005, the Company's branded product net sales comprised less than 6% of the Company's consolidated net sales. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns may differ materially from established reserves."

Comment No. 2
-------------

Consider breaking up the line item provided on page 5 of your response to the SEC between prior period and current period.

Response to Comment No. 2
-------------------------

Further to the Company's conversation with Mr. Roesler on March 24, 2006, the Company confirms to the staff that it does not have the ability to track actual credits for contractual allowances and future chargebacks by fiscal period. A significant time lag exists between the date on which the Company determines its contractual liability, generally at the time of invoice, and when it actually pays the liability, generally elected by its customers. Due to this time lag, the Company issues actual credits to its customers over several periods. The documentation provided to the Company by its customers for such deductions are generally insufficient for the Company to determine the exact date on which the liability may have been accrued on its balance sheet. However, the Company reviews each transaction for its reasonableness at the time of actual returns or credit against the total liabilities accrued for such contractually agreed programs with its customers. The Company believes that, historically, actual returns or credits have generally been consistent with management's estimates.

As discussed with the staff, the Company will add the following disclosure after the table on page 5 as follows:

Actual returns included products sold in prior fiscal periods of $367 and $404 for fiscal 2004 and 2005, respectively. The Company does not have the ability to track actual credits for contractual allowances and future chargebacks by fiscal period because a significant time lag exists between the date on which the Company determines its contractual liability and when it actually pays the liability. In addition, the documentation provided to the Company by its customers for such deductions are generally insufficient for the Company to determine the exact date when the liability may have been accrued on its balance sheet.

                                      * * *

              If you have any questions regarding this letter, please do not hesitate to call me at (310) 952-1511, Marc A. Kushner of Debevoise & Plimpton LLP at (212) 909-6026 or Shahm Al-Wir of Debevoise & Plimpton LLP at (212) 909-6334.

                               Very truly yours,

                               /s/ Robert K. Reynolds
                               -------------------------------------------------
                               Robert K. Reynolds
                               Executive Vice President, Chief Operating Officer and Chief Financial Officer


cc:  Ernst & Young LLP
     Debevoise & Plimpton LLP
         Marc A. Kushner
         Shahm Al-Wir